Exhibit 99.2

DRAGONWAVE INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the “Meeting”) of DragonWave Inc. (“DragonWave” or the “Corporation”) will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Tuesday, January 26, 2016 at 10:00 a.m. (EST), for the following purposes:

1.                                      to consider, and if deemed advisable, to adopt, with or without variation, a special resolution (the full text of which is set out in Schedule “A” to the accompanying management proxy circular (the “Circular”)) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the Circular; and

2.                                      to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on December 11, 2015 as the “record date” for determining the Corporation’s shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on January 22, 2016, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation’s registrar and transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair’s sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors

Claude Haw
Chair, Board of Directors of DragonWave Inc.
December 11, 2015